FOR IMMEDIATE RELEASE                   CONTACT:   Mark Maddocks
                                         Vice-President, Finance
                                       Telephone: (609) 799-0071


             DATARAM ACHIEVES STRONG EARNINGS GAINS
          FOR SECOND QUARTER, SIX MONTHS OF FISCAL '97

PRINCETON, NJ, November 7, 1996-Dataram Corporation (AMEX: DTM) Benefiting from considerably increased unit volume and production efficiencies, Dataram Corporation reported higher earnings for the second quarter and six months of fiscal 1997, Robert V. Tarantino, president and chief executive officer, announced today.

     Net earnings for the second quarter ended October 31, 1996 were $1,014,000, or $.30 per share compared to $708,000, or $.18 per share for the second quarter of last year. For the six months ended October 31, 1996, net earnings totaled $1,979,000, or $.55 per share compared to $1,245,000 or $.32 per share for the prior year. Revenues for the second quarter and six months of fiscal 1997 were $17.2 million and $34.6 million versus $32.3 million and $57.2 million for fiscal 1996.

     "These favorable results demonstrate our ability to sustain strong earnings growth in an extremely challenging business environment characterized by severely reduced selling prices for computer memory products," Tarantino said.


                                                     Continued....
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Dataram Earnings Release - Page 2

"DRAM chips -- the major cost component of computer memory boards
-- which were priced at $25 per megabyte one year ago, are now available at $5 per megabyte. Our competitive selling proposition is to pass through these cost savings to our customers."

     "Unit volume remains strong," Tarantino reported. "Gigabytes of memory shipped this quarter have more than doubled last year's comparable quarter shipments and are approximately 45% higher than this year's first quarter."

     "We are committed to increasing revenues as well as earnings," he declared. "We have made strategic additions to our sales and marketing organization in an intensified effort to broaden our distribution channels and make significant inroads into new markets."

     Tarantino also announced that the Company, as part of previously announced stock repurchase plans, bought 208,500 shares of its common stock in the second quarter of fiscal 1997 bringing the total year to date purchases to 531,900 shares which have been retired. With no debt and strong operating cash flow, Dataram plans to finance remaining purchases from internal resources.

     The Company strengthened its Board of Directors with the addition of Roger C. Cady, vice president, business development of Dynatech Corporation, a $300 million communications technology company based in Burlington, MA. Dataram will benefit from Mr. Cady's experience and expertise in strategic planning and acquisitions for several high tech firms as the Company pursues strategies to broaden its product base.

     Dataram develops, manufactures and markets quality computer memory products for workstations, servers and personal computers.

                                               Continued....
Dataram Earnings Release - Page 3


               Dataram Corporation and Subsidiary
                Consolidated Summary Information
             (In thousands except per share amounts)


                          Quarter Ended         Six Months Ended
                            October 31             October 31


                          1996      1995       1996       1995



Revenues                $17,168   $32,331    $34,616    $57,216

Net Earnings             $1,014      $708     $1,979     $1,245

Net Earnings Per Share     $.30      $.18       $.55       $.32

Average Shares
  Outstanding             3,422     3,900      3,594      3,887